VIA EDGAR

January 20, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Cecelia Blye Daniel Leslie

Re:	InvenSense, Inc.

File No. 1-35269

Dear Ms. Blye and Mr. Leslie:

On behalf of InvenSense, Inc. (the “Company”), we respectfully submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated December 20, 2016, with respect to the Company’s Form 10-K for the fiscal year ended April 3, 2016 filed on May 25, 2016 (the “Form 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

General

1. You state on page 7 of the 10-K that Samsung accounted for 16% of your fiscal year 2016 net revenue. A recent news article indicates that Samsung Galaxy smartphones incorporate your motion controllers. Recent news articles indicate that Samsung customers may take Samsung Galaxy smartphones to the official Samsung Electronics Service center covering Syria, many Samsung smartphones are in Sudan, and Samsung provides a warranty for its mobile handsets to customers in Sudan.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, partners, resellers, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

January 20, 2017

Response:

Upon receipt of the Staff’s comments, the Company conducted a review of its sales to Samsung Electronics Co., Ltd. (“Samsung”) and its export control practices, both generally as they relate to Sudan and Syria and with respect to Samsung. We advise the Staff that the Company has not during the period covered by the Form 10-K, and does not currently provide, and has no future plans to provide, any services, products, information or technologies to Sudan or Syria, their governments or entities they control. The Company has not entered into any agreements or arrangements with Sudan or Syria and has no future plans to enter into any such agreements or arrangements. Moreover, the Company does not maintain any offices or other facilities in Sudan or Syria, has no employees in either of those countries, and has no assets or liabilities associated with activities in either of those countries.

With respect to Samsung, the motion sensors the Company sells to Samsung are just one of the many components Samsung incorporates into its smartphones. Samsung is a very large manufacturer of electronics for the consumer market and sells hundreds of millions of its products globally. The Company has no actual control over where Samsung sells its products and the Company is not in a position to comment on every jurisdiction where Samsung may sell its smartphones.

Since the Company began to sell its products to Samsung in 2013, 99% of products the Company sold to Samsung have been shipped to Samsung entities located in 6 different countries: China, Hong Kong, India, South Korea, Singapore and Vietnam. The remaining 1% has been shipped to a logistics distributor located in Taiwan, which receives shipments on behalf of Samsung. In addition, the Company believes its standard terms and conditions of sale obligate Samsung to strictly comply with United States export control laws and regulations. The Company’s terms and conditions of sale state:

EXPORT CONTROL: (a) With respect to the resale, export or any other disposition of products or [sic] technical information furnished hereunder, Purchaser will comply fully with all export control laws and regulations of the United States Government and with any applicable laws and regulations of any other country.

(b) Purchaser agrees not to export or re-export either directly or indirectly any technical data furnished hereunder or the direct product of such technical data to any country which, as set forth in the Export Administration Regulations of the United Sates Department of Commerce, is prohibited.

The terms and conditions are specifically incorporated into every sales order acknowledgement by which Samsung purchases products from the Company.

The Company is aware of the export controls and economic sanctions regulations applicable to its products, including its motion sensors, and is committed to compliance with such regulations. To this end, the Company has export control and economic sanctions policies and procedures in place, including training for key personnel and procedures, including the use of software tools (Visual Compliance™) for restricted party screening, for screening sales of its products.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

January 20, 2017

Response:

As set forth in the response to Comment 1 above, the Company is not aware of any direct or indirect, past or current or anticipated, contacts with Sudan or Syria or governments or entities they control.

* * * * *

In addition to the Company’s responses above, the Company acknowledges and agrees that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (408) 501-2200 or via email at MDentinger@invensense.com.

Sincerely

/s/ Mark Dentinger

Mark Dentinger
Chief Financial Officer
InvenSense, Inc.

cc:	David Young, InvenSense, Inc.

Gabriella A. Lombardi, Pillsbury Winthrop Shaw Pittman LLP